EXHIBIT 4.5

Natural Gas Sales Contract

VGP-145

In the City of Buenos Aires, on the 11th day of the month of May, 2004, between TOTAL AUSTRAL S.A., domiciled in Moreno 877, 17th floor, City of Buenos Aires, represented in this act by Mr. Yves Grosjean as legal representative; and MetroGAS S.A., domiciled in Gregorio Aráoz de Lamadrid 1360 - 1st floor, City of Buenos Aires, represented in this act by Mr. Roberto Daniel Brandt and Vito Sergio Camporeale as Attorneys.

Total Austral S.A. and MetroGAS S.A. (hereinafter referred to as "Parties") have decided to agree to this Natural Gas Sales Contract (hereinafter referred to as the "Contract") subject to the following terms and conditions:

1. Seller

1.1 Total Austral S.A., hereinafter referred to as "Seller".

2. Buyer

2.1 MetroGAS. S.A., hereinafter referred to as "Buyer".

3. Life and Duration

3.1 This Contract shall be valid as of the 11th day of the month of May of 2004 and its duration shall extend until December 31st, 2006. The execution of the Contract shall start on the date of the first delivery ("DFD"), established at 06:00 am on the 11th of May of 2004.

3.2 The following 365, or 366 days in the case of leap years, are defined "Years", which elapse from the day in which the DFD took place. When year is not written with capital letters, it will be considered either a calendar year or the period of one (1) year, as required by the context.

4. Quantities

4.1 All the quantities of natural gas hereunder shall be expressed in standard cubic meters corrected to cubic meters equivalent of 9300 Kilocalories of superior calorific power per cubic meter ("m3 of 9300 Kcal/m3"). Natural gas in standard condition shall mean the amount of natural gas that at a temperature of fifteen (15) degrees Celsius and absolute pressure of 101,325 kilopascals occupies a volume equivalent to one (1) cubic meter.

4.2 Seller has the obligation to put at the Buyer's disposal at the Point of Delivery up to the Maximum Daily Quantity, hereinafter referred to as the "MDQ", of one million eight hundred and seventy five thousand (1,875,000) m3 of 9300 Kcal/m3.

4.3 Every day, the Seller shall put at the Buyer's disposal the Adequately Nominated Quantity, as defined in article 6.2, plus five percent/less three percent (+5%/-3%) of operative tolerance.

4.4 The Parties establish that the MDQ shall be divided as follows:

4.4.1 MDQ destined to Residential Gas, as defined in article 4.6, shall be a quantity of m3 of 9300 kcal/m3/day that cannot be greater than the MDQ, and is defined as "RMDQ".

4.4.2 MDQ destined to Industrial Gas, as defined in article 4.6, shall be the quantity of m3 of 9300 kcal/m3/day that results of the difference between the MDQ and the RMDQ, and is defined as "IMDQ".

4.5 Given that the AGREEMENT FOR THE IMPLEMENTATION OF A NORMALIZATION SCHEME OF NATURAL GAS PRICES AT POINT OF ENTRY TO THE TRANSPORTATION SYSTEM, SET OUT BY DECREE 18/2004, approved by Resolution No. 208/2004 of the Ministry of Federal Planning, Government Investment and Services (hereinafter referred to as "Normalization Agreement"), establishes that in the first stage, starting May 10th, 2004, an increase shall be applied according to Tables 2 and 3 of the Normalization Agreement, to the volumes destined to supply FD, FT, ID, IT, SGG, GNC, segment 3 SGP clients and Power Plants, as well as to the gas retained for these users (these volumes shall be hereinafter referred to as "Industrial Gas"). All natural gas delivered under this Contract that is not Industrial Gas shall be considered gas destined to the R, segments 1 and 2 SGP, and SDB users in the appropriate proportion to the aforementioned clients, and the gas retained for these users (these volumes shall be hereinafter referred to as "Residential Gas"). Buyer has the obligation to inform Seller monthly about the proportion of volumes delivered under this Contract, which have been destined to supply Industrial Gas. Seller shall have the right to audit the information provided by the Buyer.

Such quantities shall be at all times proportional to the relative participation of the different clients in Buyer's Sales portfolio, according to Buyer's monthly Sworn Declarations.

4.6 a. Temporary Report: every month, five (5) days prior to the end of the month, Buyer shall report the estimated Residential Percentage and Industrial Percentage applicable to that month.

b. Final Report: within the twenty (20) days after the end of each month, Buyer shall report the final Residential and Industrial Percentages for the month ended, as long as the final transporters' injection balances and the volumes effectively delivered and/or billed by Buyer to its clients are available.

Sellers shall have the right to audit the information provided by Buyer.

4.7 In the event that, if what is set out in PEN Decree No. 181/2004, or its future regulations is applied, some of Buyer's FD, FT, SGG, segment 3 SGP Clients and/or Power Plants, should stop purchasing natural gas and celebrate a purchase agreement with third party natural gas providers, the amount of cubic meters of 9300 kcal/m3 per day that the Client stops purchasing from Buyer shall be deducted from the MDQ in the proportion appropriate to the Contract, considering, to that purpose all the maximum daily amounts of the natural gas Sales contracts held by Buyer at such time and the natural gas volume per basin that such Client purchases. Buyer must inform Sellers with a sworn declaration at the end of each month, if applicable, the clients and volumes referred to in this article. Sellers shall have the right to audit the information provided by Buyer.

5. Take or Pay Obligation

The minimum monthly quantity of natural gas that must be taken, and if it is not taken, must nevertheless be paid for by Buyer ("Take or Pay Quantity"), shall be 90% (ninety percent) of the sum of all MDQs, during each calendar month, with the following deductions: (i) the quantities corresponding to Cas Fortuit or Force Majeure, (ii) the quantities that having been duly nominated by Buyer, were not made available by Seller due to causes other than Cas Fortuit and/or Force Majeure, and/or (iii) reductions in MDQ due to a Yearly Scheduled Maintenance.

6. Nominations

6.1 The Parties shall perform their activities according to the Internal Regulation Procedures of Dispatch Centres issued by the National Gas Regulatory Body ("ENARGAS") in Resolution No. 716/98, which the Parties declare to be aware of and accept in all its parts, or the resolution that in the future substitutes or replaces it.

6.2 The nomination for any Operative Day, understood as the twenty-four (24) hour period, which begins at 06:00 am of each day and ends at 06:00 am of the following day, shall have to be for a quantity equal to or smaller than the MDQ ("Adequately Nominated Quantity").

6.3 Regardless of the provisions of article 6.1, Buyer may only request that the nominated quantities for the same Operating Day be rescheduled as follows: (i) Since the Adequately Nominated Quantity shall be delivered, as much as possible, in constant levels per hour, the Shipper shall have to calculate the quantities of natural gas theoretically delivered up to the hour of the Operative Day in which the reprogramming is requested, plus two hours (needed to carry out the manoeuvres at the deposit), (ii) the quantity calculated in prior (i) shall be subtracted from the Adequately Nominated Quantity. The resulting quantity is defined as "Remaining Quantity", (iii) Shipper will only be able to request the reprogramming of up to fifty percent (50%) of the Remaining Quantity.

6.4 Buyer shall make its best efforts to nominate a daily quantity of natural gas that exceeds fifty percent (50%) of the MDQ ("Minimum Daily Nomination").

6.5 Buyer shall notify Seller of any Nomination equal to zero (0) and of the following positive Nomination of natural gas no less than 24 hours in advance.

6.6 At Buyer's request, Seller shall be able to choose to deliver, on any Operative Day, quantities of natural gas in excess of the MDQ.

6.7 Seller's delivery of natural gas, and Buyer's reception at the Point/s of Delivery in defect or in excess of the Adequately Nominated Quantity and which has been authorized by Transportadora de Gas del Sur S. A. ("TGS") are considered a misbalance. The fines, penalties or charges originated by misbalances, shall be the responsibility of the party that produces them. If Seller causes the misbalance, it shall issue a note of credit in favour of Buyer, according to the billing procedure established in article 14.8.

7. Recuperation Gas

7.1 Buyer shall be able to recuperate all the quantities of natural gas that it has not taken, but that were billed and paid for by the implementation of article 5 of this Contract. The quantities of natural gas that Buyer has a right to recuperate, to be calculated according to article 7.3, shall be called "Deferred Quantities".

7.2 Buyer shall be able to take the Deferred Quantities during the twelve (12) months immediately after, starting from the month in which each of the Deferred Quantities have been paid for, and always as long as Buyer has taken all the natural gas corresponding to the Take or Pay Quantity during the month in which it takes the Deferred Quantities. As long as there are Deferred Quantities, the quantities taken by Buyer in excess of the Take or Pay Quantity shall be automatically considered as recuperation of Deferred Quantities.

7.3 The recuperation of Deferred Quantities shall be carried out as follows: (i) an account in Pesos shall be set up with the sum that results from multiplying the Deferred Quantities by the Weighted Sales Price (WSP) as defined in article 13, in force at the time when the Deferred Quantities are generated, (ii) the Deferred Quantities that Buyer shall be able to recuperate according to article 7.1 must be calculated by dividing the balance of the account calculated according to the previous (i) article by the WSP corresponding to the month in which the Deferred Quantities are recuperated. Buyer shall only recuperate Deferred Quantities in M3 of 9300 Kcal/m3.

7.4 If at the expiration of the duration of this Contract, Deferred Quantities should exist, Seller shall have to make available to Buyer the following daily quantities:

7.4.1 During the 12 months immediately after the expiration of this Contract, (i)

Winter Period (as defined below) up to a maximum of twenty percent (20%) of the last MDQ in force, and (ii) during the Summer Period (as defined below), up to a maximum of thirty percent (30%) of the last MDQ in force.

7.5 If Seller, for reasons other than those established in articles 15 and/or 16 of this Contract, was not to make available the quantities requested by Buyer according to what is established in article 7.4, Seller at its own choice shall be able to: (i) extend the recuperation period established in article 7.4, adding to such recuperation period one Operative Day for each Operative Day in which Seller has not made available to Buyer all or part of the requested quantities, or (ii) reimburse Buyer the equivalent amount in Pesos, that results from multiplying the quantities that were not made available to Buyer by the Sales Price.

7.6 Definitions: (i) "Winter Period" is the lapse of time between 06:00 am of the 1st of May of a given year and 06:00 am of the 1st of October of the same year, and (ii) "Summer Period" is the lapse of time between 06:00 am of the 1st of October of a given year and 06:00 am of the 1st of May of the year immediately after.

8. Carry Forward

8.1 If at the end of each Summer Period the quantities of natural gas taken and paid for by Buyer, not including the Deferred Quantities that Buyer could have eventually taken, according to what is indicated in article 7 of this Contract, were to exceed the Take or Pay Quantity established in article 5, Buyer's Take or Pay obligations shall be reduced for the Summer Period immediately following in a percentage equal to the natural gas taken in excess by Buyer in relation to the Take or Pay percentage established in article 5, up to a maximum of six percentage points (6%).

8.2 If during any Summer Period, Buyer does not exercise the right established in article 8.1, or exercises it partially, it shall be able to defer the unused percentage, adding it to the following Summer Period/s, but in no case the reduction shall exceed the maximum of six percentage points (6%) established in article 8.1 of this Contract.

8.3 Any natural gas delivery that Seller makes to Buyer (as long as such natural gas has been produced in the CMA-1 ("Cuenca Marina Austral 1"), ("Austral Marine Basin") area, even if it is not in compliance hereunder, it shall nevertheless be considered with the purpose of determining the rights of Buyer in virtue of article 8.1.

9. Seller Non Compliance

9. 1 If Seller was not to put at Buyer's disposal the Adequately Nominated Quantity, and this failure to deliver was not due to the causes established in articles 15 and/or 16 of this Contract, Seller shall have to:

9.1.1 Make its best efforts to supply Buyer with natural gas proceeding from alternative sources ("Substitute Natural Gas"), Seller shall assume the eventual higher costs that could represent for Buyer to take such Substitute Natural Gas.

9.1.2 In case of not being able to supply Substitute Natural Gas, Seller, as only remedy, shall have to pay Buyer one hundred percent (100%) of the Weighted Sales Price (WSP) defined in article 13 for the corresponding month, with respect to the quantity of m3 of 9300 Kcal/m3 that Seller may not have delivered on each day for reasons other than those established in articles 15 and/or 16.

9.2 Buyer shall make its best efforts to mitigate any cost or damage for which it shall have to be compensated by Seller.

9.3 The payment of the amounts established in article 9.1 shall be the only compensation to Buyer originated by Seller's failure to supply and shall have to be instrumented through the issuance of a Note of Credit in favour of Buyer, according to the invoicing procedure established in article 14.8 of this Contract.

10. Delivery Point/s

10.1 The Delivery Point/s shall be located in the Austral Marine Basin (Cuenca Marina Austral), on the trunk gas pipeline of TGS, and they shall be the place where the measurement and assignment of liability and risks of the natural gas takes place.

10.2 Seller shall be responsible for all costs, expenses (including fiscal costs of any nature) for the natural gas hereunder up to the Delivery Point/s.

10.3 Buyer shall be responsible for all costs, expenses (including fiscal costs of any nature) and obligations related to the transportation of natural gas beyond the Delivery Point/s.

11. Quality Specifications

The natural gas hereunder shall have to comply, at the Delivery Point/s, with the quality standards established in ENARGAS Resolution No. 622/98 or the one that in the future substitutes or replaces it, and which Seller declares to know and accept in all its parts.

12. Processing

12.1 Before the Delivery Point/s, Seller has the right to extract any component from the natural gas, with the exception of methane ("Processing"), establishing that in such cases the calorific power shall not be reduced to values below those necessary to comply with the Quality Specifications established in article 11 of this Contract.

12.2 After the Delivery Point/s, Buyer has the right of Processing fifteen percent (15%) of the natural gas quantities effectively delivered. Seller can therefore perform the Processing of the remaining eighty five percent (85%).

12.3 If Seller exercises its right, according to what is indicated in article 12.2, it shall have to contract the transportation capacity necessary to compensate the calories retained in the Processing, corresponding to the quantities of natural gas effectively processed by Seller, having to maintain at all times the Quality Specifications established in article 11 of this Contract.

12.4 During the days in which Seller does not exercise its right totally or partially, according to what is established in article 12.2, Buyer shall have the first priority to process for itself the total or partial quantity of natural gas not processed by Seller and without any compensation in favour of Seller.

13. Sales Price

13.1 Buyer shall pay Seller the Sales Price for the quantities of natural gas delivered and taken, or those made available to Buyer in the Delivery Point/s and not taken (Take or Pay Quantities), according to the terms of this Contract.

13.2 The Sales Price shall be expressed with up to six (6) decimals, in Pesos per m3 of 9300 Kcal/m3 ("$/m3 of 9300 kcal/m3"), and it shall be calculated according to what is established in the Normalization Agreement.

13.3 The Sales Price ("SP') is established as follows:

13.3.1 The Residential Gas Sales Price, "SPA", shall be equal to 0.039461 $/m3 of 9300 kcal/m3 and its variation is defined according to Annex I-b of the Normalization Agreement.

13.3.2 Industrial Gas Sales Price, "SPB", shall be equal 0.039461 $/m3 of 9300 kcal/m3 with the increase percentages of Resolution 208/04 of the Ministry of Federal Planning, that in its first stage correspond to 42.71% as of May 11th 2004; and then to subsequent cumulative increases of 19.46% as of October 2004, May 2005 and July 2005. All other dispositions of competent authorities that modify these dates or percentages shall be reflected in the SPB.

13.3.3 The Weighted Sales Price (WSP) is the weighted average between the SPA and the SPB, taking into account the natural gas volumes effectively delivered for each price segment during each given month. The WSP shall be calculated monthly taking into consideration the Final Report handed by Buyer. The WSP shall be used in the calculations regarding Take or Pay, recuperation of Deferred Quantities and the penalty established in article 9.1.2.

13.4 Seller shall be responsible for the totality of taxes, duties, royalties and other charges applicable up to the Delivery Articles. Buyer shall be responsible for the totality of taxes, duties, royalties and other charges applicable from the Delivery Point/s. The Sales Price includes all transportation expenses up to the Delivery Point/s, including gas treatment, compression, Seller's measurement equipment and connection expenses. The Sales Price does not include the value added tax (VAT), the surcharge of the Fiduciary Fund for residential gas consumptions (Section 75 of Law 25565), nor does it include any other national or provincial duty payable by Buyer.

14. Invoicing and Payments

14.1 Seller shall be able to invoice Buyer for the volumes of natural gas delivered during the month at the end of it, considering the Temporary Report and the volume of natural gas actually taken by Buyer. Once the Final Report is received, Seller shall issue the applicable credit or debit note/s according to article 14.9. Buyer shall have to make monthly payments, in Pesos ("Pesos") in the account stipulated by Seller, with payment date within the 15 days after receiving each invoice issued by Seller, or the last business day (whichever is the latest) of the month following that in which the deliveries of natural gas took place. The payment date is understood as the day in which the funds are actually credited.

14.2 If the last payment day is Saturday, Sunday or bank holiday in the market where the payment must take place, then it must be made effective the business day immediately prior.

14.3 The amounts owed by Buyer to Seller for the application of article 5 in this Contract, (Take or Pay Quantity), shall be invoiced at each month's Sales Price (SP), along with the invoice for that month. The Deferred Quantities shall be accounted for at the end of each month.

14.4 In case of disagreements with regards to any of the invoices, Buyer shall only pay the amount not subject to controversy and shall duly and immediately notify Seller about the reasons for the objection.

14.5 When the amount in dispute is equal to or greater than two hundred and fifty thousand Pesos ($250,000), such amount shall have to be, at Buyer's discretion: (i) paid by Buyer, subject to subsequent recovery; or (ii) deposited in an account ("Escrow Account"), that yields interests in a bank or another financial institution set by Seller, until the controversy is resolved.

14.6 The Parties shall negotiate in good faith immediately after any notification regarding any invoice that is subject to controversy, with the purpose of solving the dispute in a mutually acceptable manner. If the dispute is not resolved within the thirty (30) days following the reception of the due notification, then, upon the request of either party, the dispute shall be subject to arbitration according to article 18 of this Contract. After the controversy is resolved, the prevailing Party shall have the right to receive the amount subject to controversy plus an interest equal to 150% of the Banco Nacion's interest rate for discount of local currency document at 30 days from the expiration of the payment date (or from the date that would have been set as the due date), up to the day of the actual payment. The amount generated by the interests yielded in virtue of the option established in section (ii) of article 14.5 shall be subtracted from the interests established in article 14.6.

14.7 Without detriment to other resources available to Seller, the failure to pay the amounts owed in virtue of this Contract, other than those resulting from an objection raised in good faith, shall be subject to an interest rate equal to 150% of the Banco Nacion's interest rate for discount of a local currency document at 30 days, for the days of the delay.

14.8 Seller shall have the right to invoice Buyer on the basis of preliminary TGS allocations, if the confirmed allocations were not available. If there are differences between preliminary and final allocations, Seller shall issue the corresponding note of credit/debit, in the period of seventy two (72) hours after receiving the confirmed allocations from TGS, which: (i) in the case of note/s of debit, shall be paid within a period of 15 (fifteen) days from their issuance, or (ii) in the case of note/s of credit, shall be cancelled with the first invoice issued by Seller.

14.9 In the event that the issuance of note/s of credit in favour of Buyer is necessary, these shall be cancelled with the first invoice issued by Seller.

15. Cas Fortuit or Force Majeure

15.1 The legal scopes and effects envisaged in the Argentine Civil Code, the Buyer and Transporters Service Regulations (Reglamentos del Servicio del Comprador y de las Transportadoras),as well as the Cas Fortuit or Force Majeure provisions shall apply in the following situations:

15.2 Regarding Buyer, the following situations shall be considered Cas Fortuit or Force Majeure:

15.2.1 Any Force Majeure event that physically affects Buyer's facilities, as long as Buyer distributes the impact of the Force Majeure in a proportional manner among its different suppliers on the basis of the average distribution registered in the sixty (60) days immediately prior to the Force Majeure event.

15.2.2 Any Force Majeure event that physically affects the TGS gas pipeline, that prevents Buyer from using its transport capacity firmly contracted, as long as Buyer proportionally distributes any capacity available among the natural gas supplied from different providers on the basis of the average distribution registered in the sixty (60) days immediately prior to the Force Majeure event.

15.3 For the sake of clarity, it is indicated that Cas Fortuit or Force Majeure do not include, for whatever reason, the absence or reduction of the demand, or the Force Majeure of Buyer's client/s, or situations related to Buyer's and/or its client/s' credit risks.

15.4 Regarding Seller, the following situations shall be considered Cas Fortuit or Force Majeure:

15.4.1 Any Force Majeure event that affects Seller's facilities and/or the facilities of third parties used for the delivery of natural gas to the Delivery Point/s. In such cases, Seller expresses its intention to deliver Substitute Gas, as provided it is available.

15.4.2 Any government authority disposition or decision that prevents or prohibits Seller to sell and/or deliver the natural gas hereunder, even when the decision is adopted or the act performed on the basis of norms issued before or after the date of this Contract, regardless of whether such norms, acts or decisions and/or dispositions are questioned or not by the Parties.

15.5 Neither Party can invoke Force Majeure to justify the failure to pay liquid and payable amounts of money.

15.6 Affected Parties shall have to send a due notice (the fax being accepted as such), of all Force Majeure events, having to describe the event, the causes, the duration of the effect and the best estimate of the time it shall take to re-establish the normal operation of facilities (within 48 hours of its occurrence and ending). The Parties shall have the right to check such Force Majeure events.

16. Maintenance Tasks

Seller, subject to previously notifying Buyer with an anticipation of no less than sixty (60) days, shall be able to designate, during any Summer Period, one or more periods, which in total shall not exceed fifteen (15) Operative Days over each Summer Period, during which the MDQ shall be reduced in order to perform major work and/or the maintenance of facilities ("Annual Scheduled Maintenance"). As much as possible, Seller shall try to carry out the Annual Scheduled Maintenance between the months of October of one year and February of the following year.

17. Cancellation

17.1 Buyer shall be able to cancel this Contract if Seller, for any reason other than Cas Fortuit of Force Majeure, fails to supply Buyer with natural gas acceptable to be transported for a period of time longer than fifteen (15) consecutive Operative Days during any Winter Period and/or thirty five (35) consecutive Operative Days during any Summer Period, without detriment to the application of the corresponding responsibilities according to article 9 of this Contract that may have accrued up to the moment of cancellation. Buyer's cancellation of this Contract according to this article shall be without detriment to its right to claim any amount owed by Seller, who shall not claim any compensation with regards to the mentioned cancellation.

17.2 If Buyer does not fulfil its obligation to pay the totality or part of the invoice/s issued by Seller, and the invoice/s are not subject to a dispute resolution procedure under the terms established in article 14 of this Contract, Seller, after thirty (30) consecutive days from the expiration of the invoice's payment date, shall discontinue the deliveries of natural gas, until effective payment is received. If within the forty five (45) days following the expiration of the invoice Buyer does not pay the amount owed plus the appropriate interests, Seller shall cancel this Contract, without the need for any announcement or additional notification. Seller's cancellation of the Contract, according to this article, shall be without detriment to the right to claim any amount owed by Buyer, who shall claim any compensation with regards to the mentioned cancellation or request the recuperation of Deferred Quantities.

17.3 The Parties shall be able to cancel this Contract without any compensation when due to Force Majeure of TGS, Force Majeure of Buyer and/or Force Majeure of Seller, the Parties are unable to deliver or accept the delivery of natural gas, as applicable, for a period grater than three (3) consecutive months.

17.4 This Contract shall be automatically cancelled in case the Normalization Agreement is left without effect with regards to Seller (Article 10 of the Normalization Agreement) without the need of any announcement or additional notification.

18. Governing Law and Arbitration

18.1 This agreement shall be governed and construed in conformity with the laws applicable in the Republic of Argentina.

18.2 All disagreements derived from this Contract, or related to it, shall definitively be solved according to the International Chamber of Commerce's Arbitration Regulation, by one or more arbitrators named in accordance with this regulation. The arbitration shall take place in the City of Buenos Aires and in Spanish language.

19. Assignment

19.1 Assignment by Seller

19.1.1 Seller shall be able to freely assign, totally or partially, its participation in this Contract to any of its respective affiliates, or to the other members of the CMA-1 consortium, having to previously inform Buyer.

19.1.2 The assignment of the rights under this Contract shall be proportional to the assignment of the rights to the CMA-1 Consortium.

19.1.3 Seller has the right to assign, totally or partially, its interest, rights and obligations in virtue of this Contract, prior written consent of Buyer, which can only be denied by duly justified reasons. When such assignment takes place, the assignee shall have to present the guarantees requested by Buyer, and shall take on its part of the rights and obligations according to this Contract.

19.2 Assignment by Buyer

19.2.1 Previous written notification to Seller, Buyer shall be able to assign, totally or partially, its interest, rights and obligations according to this Contract to any company directly controlled by it (with the same credit solvency as Buyer). When such assignment takes place, the assignee shall take on its part of the rights and obligations according to this Contract.

19.2.2 Buyer has the right to assign, totally or partially, its interest, rights and obligations in virtue of this Contract, prior written consent of Seller (which can only be denied by justified reasons). When such assignment takes place, the assignee shall have to present the guarantees requested by Seller, and shall take on its part of the rights and obligations according to this Contract.

19.3 Nothing in this article shall prevent the Parties from transferring as guarantee its respective rights according to this Contract.

20. Confidentiality

20.1 The Parties shall keep the confidentiality of this Contract at all times. Disclosure of information shall only take place in as much as it is necessary to move forward with the proposed transaction. No press release statement shall be released without prior written consent from the Parties.

20.2 Independently of what is indicated in article 20.1, it is established that the confidentiality shall not prevent the Parties from complying with any disclosure request or requirement in virtue of some disposition or in accordance to the requirements of ENARGAS or the Energy Secretariat of the Republic of Argentina or other institution/s that replace them, or any court with jurisdiction, or of any other government agency or institution with jurisdiction in the matter, or as required by the law.

21. Notices

21.1 For all legal purposes hereof, the Parties establish the following domiciles, where all notices served upon the Parties shall be deemed to be valid:

Seller:

Total Austral S.A.

Moreno 877, Piso 17o.

Buenos Aires

Republica Argentina

Fax: (54-1) 4346-6798

Attn. Sales Manager

Buyer:

MetroGAS S.A.

Gregorio Aráoz de Lamadrid 1360, Piso 1o.

Buenos Aires

Republica Argentina

Fax: (54-1) 4309-1201

Attn. Purchase and Transportation of Gas Manager

21.2 The Parties shall be able to change their special addresses established, having to duly notify the other Part to that effect with no less than ten (10) days prior due notice.

21.3 The notices regarding the daily operations of this Contract can be sent by fax or another electronic means. Those regarding the failure to comply with events or acts that imply the imputation or alteration of the responsibility resulting from this Contract shall have to be notified in writing and in a due manner.

22. Stamp Tax

22.1 To the effects of the payment of the Stamp Tax, the economic value of this Contract is set at eighty four million, five hundred twenty two thousand, two hundred and seventy five Pesos with thirty four cents, plus applicable VAT ($ 84,522,275.34 + applicable VAT). Seller shall be responsible for and shall pay 100% of the applicable Stamp Tax.

In agreement, two (2) copies of this Contract are signed, of the same tenor and to one effect.

Total Austral S.A. MetroGAS S.A.